WindowMirror is pending **StartEngine Approval.**

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $100K goal

butterfly

WindowMirror

A person-centered virtual assistant for people living with dementia.

Small OPO · Chicago, IL · Health Tech
Accepting International Investment

Chat





Changing the Face of Dementia

Invest in WindowMirror

WindowMirror's **BUTTERFLY** always-listening speech-to-text experie[nce], currently in development and unreleased, is based on a story share philosophy. With it, we can gather and share intimate content with those we care about most, deepening engagement.

BUTTERFLY'S speech-to-text experience is also a valuable dictation utility for caregivers and doctors. It provides a seamless, windowless user experience to inspire engagement and a streamlined, dynamic user experience for healthcare providers to look at and assess aggregated data to track dementia progression and many other health-related issues.

Alzheimer's is becoming a global crisis. **BUTTERFLY'S** machine learning, predictive, and sentiment analysis algorithms, which are packaged into our seamless experience, will positively impact person-centered and virtual care.

Warmly,

Sean Fahey
CEO *WindowMirror Inc.*

Investment

$2/share | $3M Pre Money Valuation. When you invest you are betting the company's future value will exceed $3M.


WindowMirror's
Butterfly
Person centered, dementia friendly.
By building for people living with dementia we are making an engaging and interactive experience that will be easy to use for everyone.

We are building butterfly to support everyone living with dementia and to improve their quality of life!

Unmet market needs: Butterfly solves that

WindowMirror's **BUTTERFLY** will be a collaborative SaaS (*Software as a Service*) platform focused on the Alzheimer's market. The platform will serv virtual support and care-enhancement platform throughout the whole patient life cycle.

Throughout Alzheimer's progression, there are many touch-points with family, healthcare professionals and more, which all require significant data transfer. However, re-communicating the same information sets and patient history over and over again results in a lot of wasted time. **BUTTERFLY** allows action to be taken on already-known facts and data, easing the burden on the patient and on all parties providing care and support for that patient.

The future is bright for the Elderly and Disabled Services industry. With Pew research polls revealing 10,000 baby boomers turning 65 every day, demand for services is abundant. However, a significant portion of the market has been receiving services from institutional providers (e.g. nursing care and assisted-living facilities) rather than from the industry's formal, non-institutional providers.

In the coming years, industry revenue is expected to grow significantly, primarily due to the continued aging of the population. Additionally, the availability of family caregivers will continue to decline over the next five years as the ratio of caregivers to patients drops. This will boost demand for professional caregivers and drive growth in both industry-operator numbers and in cognitive-impairment-related employment.

Butterfly: experiential and revolutionary


SPEECH-TO-TEXT
We are inspiring a movement within the culture of Alzheimer's
To easily collect and share thoughts memories stories and ideas
Using WindowMirror's Butterfly always listening, speech-to-text experience.
WindowMirror

Making speech-to-text intuitive and adaptive

- Professional caregivers can use speech-to-text dictation to create and record clinical data on the fly.
- The palliative and clinical data **BUTTERFLY** generates are immensely beneficial in tracking Alzheimer's progression.
- Speech-to-text therefore streamlines treatment efforts and supports the needs of doctors, healthcare providers and insurance companies.

Remembering loved ones

- When you point to a family member, **BUTTERFLY** will pull up family photos of your loved one.
- Facial recognition allows a patient to immediately recall those cherished memories, while also putting that loved one into context.


FACIAL RECOGNITION
BUTTERFLY'S deluxe version will feature facial recognition and geo-fencing algorithms integrated into our experience
You point your phone at people and BUTTERFLY will recognize. A frustrating moment i
transformed into an engaging experience.
ADD PERSON
WindowMirror


DISCOVER
We are making a mobile discovery tool, engaging people living with dementia, making scheduling easy, and sticking to schedules even easier.
We have the ability to use augmented reality as a magnifying glass into reality, for enhanced exploration, with ease and flow.
7m
12m
16m
16m
37m
24m
10m
3m
WindowMirror

Augmented-reality functions will be available for many daily uses, including:

- Being able to schedule medication times or events
- Receiving friendly reminders to keep ongoing treatment on track
- On-screen labels for anything in and around the home that might be confusing
- Easy-to-follow to-do lists of appointments with voice-activated reminders

This mean’s you are getting covered in two ways:

- **BUTTERFLY** can talk a Alzheimer's patient through a map of his or her home.
- **BUTTERFLY** will automatically alert a patient's caregivers via text in the event of trouble, without that patient needing to recall names or phone numbers.



WAY FINDING
What makes the BUTTERFLY experience so appealing will be its ability to become an extension of the person using it.
Knowing when you’re lost, BUTTERFLY wants to help
radius.
Your caregivers get a text from BUTTERFLY letting them know you might need assistance and immediately shares your location.
WindowMirror

Butterfly: person-centered, impact-driven



butterfly
WindowMirror TM
TRANSFORMING THE WAY WE EXPERIENCE THE WORLD
Patent Pending
©WINDOWMIRROR INC. PROPRIETARY & CONFIDENTIAL. ANY THIRD PARTY-OWNED INTELLECTUAL PROPERTY CONTAINED IN THIS DECK IS INCLUDED FOR REFERENTIAL OR ILLUSTRATIVE PURPOSES ONLY AND NO INTEREST IS CONVEYED HEREUNDER.

Intuitive and Adaptive Conversational UX



Accelerated Growth in this Emerging Space


Projected increases between 2016 and 2025 in Alzheimer's: a breakout by state
14.3% - 18.5%
18.6% - 24.5%
24.6% - 34.6%
34.7% - 41.5%
41.6% - 61.8%
Change from 2016 to 2025 for Washington, D.C.:
WindowMirror
Information sourced from Alzheimer's Association 2016 facts and figures



Stats in figures are sourced from Alzheimer's Association Annual Report.

Investing in Butterfly: a necessary innovation

There are currently over 47 million people, world-wide, living with dementia and over 156 million care-givers. With rising innovations in sentiment analysis, it is becoming more and more apparent that conversational user experience and augmented reality are here to stay across all verticals, but how these amazing experience are adopted into each culture will depend greatly on the needs within the cultures themselves. We've worked hard to listen to the culture of dementia and to build with their needs in mind.

Below, you will find a chart showing some of the competitive digital mobile experience providers currently in the marketplace. We feel WindowMirror's **BUTTERFLY** primary use case is a compliment to all of the amazing work StartUps are doing in the dementia care space, and we stand out, offering a valuable culture add that is currently underserved in the space.

We are the only person-centered experience in the space!

App Name	Owner-Provider/ Entity	Downloads	Rating	# rated
Alzheimers Daily Companion	Home Instead Senior Care	5000	4	70
Alzheimers Assistant	Hans Menkveld	5000	4.5	15
Alzheimer App Cuidadores	Alzheimer Universal Melilla	1000	4.6	17
Alzheimer's Caregiver Buddy	Alzheimer's Association, Gre	100	5	1
Alzheimer's Caregiver Lite	Imagenuity	100	4.8	100
Alzium Caregiver	VentureDNA, LLC	100		
Alzheimer's Disease Pocketcard	Borm Bruckmeier Publishing	1000	4.3	21
Dementia Support	SCI AB	1000	3.7	12

Home Instead Senior Care is a franchise network specializing in non-medical in-home care for the elderly, Headquartered in Omaha, Nebraska, it is the largest senior care franchise in the world, with 1000+ independently owned and operated offices worldwide.

The companies above, while the digital experience these apps provide are practical and helpful, we feel that WindowMirror's **BUTTERFLY** will set th for quality and capability that is possible in today's market. We are using the best technologies to create a seamless user experience.

This is where a healthy B2B conversation between WindowMirror and care-providing entities could potentially be very valuable. The sales cycle may take longer, but the payoff is larger. Caregivers can focus on doing what they do best, all while the WindowMirror platform enhances their performance and facilitates collaboration with family and friends. Ultimately, this allows care to be deliver on a deep, thoughtful and person-centered level.







FUNDING AND RETURNS

The initial seed round raise will extend beyond release and include contingency funds to provide security for product-development efforts. Concurrent to the release of the Beta version of the application, WindowMirror will be actively seeking its Series-A raise.

In year one, WindowMirror will focus on development, growth, and impact. We will be lean, virtual, and agile, all while keeping to our vision of building the premier mobile experience for persons with dementia-spectrum needs.

Anticipating a release, iterating swiftly, and relying on solid relationships with organizations and leaders in the dementia care space, WindowMirror intends to execute a culture grab within the cognitive-impairment community. Targeting that market through grassroots engagement and expert consultation, WindowMirror will aims to achieve 100,000 paid subscribers by end of year one.

The 3-year pro forma shows how dynamic growth may look following Series-A funding. WindowMirror seeks to extend to an international brand, hitting target markets strategically. We will be focused on impact and reaching the 44 million persons living with dementia worldwide by year three, resulting in 500,000 paid subscribers.

MONETIZATION MODELS

WindowMirror's **BUTTERFLY** is a free download. This will give you the dementia-friendly and capable always-listening speech-to-text experience and ability to share in a micro social network with your closest loved ones, to engage in palliative story share.

Subscription as a Service (SaaS): For a small monthly fee you will be able to access and track analytics, use geo-tracking, geo-fencing, and other aspects that come with our premium services.

DATA: We will leverage palliative care and clinical data generated that will be useful to healthcare providers, insurance providers, and pharmaceutical companies. We believe our data will help improve outcomes, drive down the rate of hospital readmission, and better understand and track medication performance.

License: We will seek to license downloads of premium and all data aggregation to governments, healthcare providers, insurance providers, and pharmaceutical companies.

Stats in figures are sourced from Alzheimer's Association Annual Report and Pew research..

Butterfly: additional growth opportunities


WALK TO END ALZHEIMER'S

Stats sourced from Alzheimer's Association 2016 Annual Report

The target market is the Primary User(s) recently diagnosed, or livin mild Alzheimer’s disease. This person will more than likely be betwe and 84 years old, and is most likely to be a woman. However, all ages and races can utilize and benefit from the WindowMirror platform.

By engaging Primary Users, WindowMirror will also engage caregivers, which are typically family and/or close friends in Alzheimer's early stages. This is a secondary, and directly-linked target market. First-resort caregivers tend to be spouses, given the already close relationship and intimacy involved. However, children are often first-resort caregivers for Alzheimer’s patients too, provided geographic location and scheduling allow.

If the spouse or a close relative is unable to provide sufficient help or care, the next course of action is professional caregiver. This relationship typically begins with home visits during daytime hours as help is ne Over time, this relationship becomes more involved until the patien needs 24-hour supervision. At this stage, most will seek a nursing home or an assisted-living residence for around-the-clock care and supervision.

Commercialization and Market Penetration

In the next 30 years, the Alzheimer’s population is expected to more than triple in the United States. As a result, the impact that Alzheimer's has on the American population will only continue to deepen. WindowMirror's mission is to become "front-of-mind" for those who are recently diagnosed.

Creating awareness of the WindowMirror platform will therefore be a top priority. Our platform can greatly assist those who are diagnosed and help family and friends in their roles as first-resort caregivers. With the unclear and diminishing timeline entailed by brain disease, WindowMirror can provide invaluable and immediate support that improves quality of life for patients and their family and friends.



Stats in figures are sourced from Alzheimer's Association Annual Report.


WindowMirror
butterfly
WINDOWMIRROR™
AN INVESTMENT IN AN IMPACT
DRIVEN VENTURE

3 YEAR PRO FORMA PROJECTIONS

*Please note, these are only projections

Stats in figures above are sourced from Alzheimer's Association Annual Report.

Chat


WindowMirror™
Month-01
Month-02
Month-03
Month-04
Month-05
Month-06
Month-07
Month-08
Month-09
Month-10
Month-11
Month-12
YR1
WM Gross Revenue
Labor: Internal/External
Payroll for Staff
Payroll Taxes (8%)
Expense Reimbursment
Recruiting and other services
R&D
Depreciation
General & Administrative
Facilities/Rent
Telecom/Telephone/IT
Accounting and Legal
Insurance
Cable/Utilities
Meals and Entertainment
Travel
Office Supplies
Misc./Other
Marketing/PR
Consultancy
$1,500
$18,000
$20,000
$240,000
$10,000
$120,000
$115,760
$1,354,120
50%
$1,420,320
$1,484,328

Chat


WindowMirror™
Month-13
Month-14
Month-15
Month-16
Month-17
Month-18
Month-19
Month-20
Month-21
Month-22
Month-23
Month-24
YR2
WM Gross Revenue
Labor: Internal/External
Payroll for Staff
Payroll Taxes (8%)
Expense Reimbursment
Recruiting and other services
R&D
Depreciation
General & Administrative
Facilities/Rent
Telecom/Telephone/IT
Accounting and Legal
Insurance
Cable/Utilities
Meals and Entertainment
Travel
Office Supplies
Misc./Other
Marketing/PR
Consultancy
$600,000
$20,000
$240,000
$171,000
$2,017,000
79%
$7,863,200
$7,947,200

Chat

Chat


$100,000
$1,200,000
$20,000
$240,000
$241,500
$2,835,500
92%
$35,993,800
$36,093,808

Chat

Chat

April 2015
NAPA Council Meeting Washington D.C.
WindowMirror presented at the National Alzheimer's Project Act (NAPA) Conference.

November 2015
Million Cups of Coffee, Boulder CO
WindowMirror presentation at Galvanize

October 2016
Dementia Tech Think Tank, Chicago IL
AARP's Dementia Tech Think Tank

December 2015
AARP Dementia Care Technology and Innovation Forum
Presented WindowMirror's Butterfly

September 2016
Westminster Oaks, Tallahassee Florida
WindowMirror Butterfly Million Cups of Coffee Presentation

November 2016
Dementia Action Alliance
WindowMirror becomes a partner

December 2016
Alzheimer's Disease International, London
WindowMirror Presentation

April 18
Aging 2.0 Los Angeles
WindowMirror's Buttery presentation at Aging2.0 Los Angeles annual event.

April 27
Aging2.0 Minneapolis
WindowMirror's Buttery presentation at Aging2.0 Minneapolis annual event.

June 2017
Healthcare City Incubator, Lisbon Portugal
WindowMirror's Butterfly invited to the Healthcare City Tech Incubator!

July 16–20
Alzheimer's Association International Conference
WindowMirror takes Butterly to London for AAIC 2017, where international investigators, clinicians and care providers gather to share the latest study results, theories and discoveries.

Chat

Chat

Meet the Founder



Sean Patrick Fahey

CEO

Sean has been CEO of WindowMirror for three years. A tech innovator and filmmaker, Sean has a BA in filmmaking from Columbia, Chicago, and a background in economics, studying at the University of Illinois. Sean has worked as director of branded content for clients including IBM, FaceBook, Budweiser, Goose Island, Hyundai, and others, working with agencies Leo Burnett, BBDO, DraftFCB, and AKQA, to name a few. As a tech innovator, Sean has been innovating and developing WindowMirror for two years focused on global engagement. Sean travels as a thought leader in the health tech vertical, specific to dementia, and has been a panel participant and thought leader for AARP's dementia technology and innovation forums. Sean also leads 1-Million Cups of Coffee discussions around the country, sharing the WindowMirror vision and inspiring developers and entrepreneurs. Sean is an avid runner and proud father of two beautiful daughters.

Chat

Chat

Chat

And the Rest of the Team



Chris Kerzich

Board of Directors

International program management professional specializing in coordinating and supporting program initiatives, business development and building community partnerships. Expertise includes monitoring, evaluating and improving operations, research and report writing, collaboration, and community partnerships. Experience in marketing, event planning, and fundraising. Chris brings a multi-faceted background and combined knowledge of non-profits and international development with an entrepreneurial spirit. Chris is not a full time employee of WindowMirror.



Joseph Marcello

Board of Directors

A multi disciplinary consultant specializing in Financial Advisement, Tax Preparation, Film Production, Legal Investigations, Billing, Team/Project Leadership, B2B Sales, Research Analytics, IT, Contract Negotiation, Risk Management, Company Payroll Infrastructure, International Business Strategist. Joe is not a full time employee of WindowMirror.



Jonathan Ozeran

Board of Advisors

Jonathan is a product designer, software engineer, team builder and mobile technology evangelist who enjoys contributing to the growth of the Chicago startup community. His consumer-facing mobile apps have reached hundreds of thousands of users and have been featured by Apple in their App Store as well as on devices in their retail stores. His enterprise-facing web platforms and mobile apps have made an impact on a number of industries and have been used by tens of thousands of business users spanning campus recruiting, automotive, energy, aviation, healthcare, mobile commerce and security. Additionally, he is an Adjunct Lecturer at Northwestern University where he teaches mobile application design and prototyping based on his experiences developing B2B and B2C mobile applications for both consumers and the Fortune 1000. Jonathan is not a full time employee of WindowMirror.



Karen Love

Board of Advisors

Founder of consumer advocacy and education organization CCAL that champions person-centered living and care practices. Co-Founder of The Dementia Action Alliance, which charged to improve lives of people who are living with dementia and for those who care for them by mobilizing the caring power of people, organizations, and communities across the country to advance improvements and change in dementia care. Certificate Gerontology, The George Washington University. Karen is not a full time employee of WindowMirror.

Chat

Chat











Sandy Halperin

Board of Advisors

Sandy is dedicated to finding relevant technology to help anyone living with cognitive impairments, become more mobile and independent, while giving caregivers the ability to become more virtual. Sandy works with the US Department of Health and Human Services and the National Institute of Health as part of the National Alzheimer's Project act council, and is charged to find a cure for the disease by 2025. Sandy Halperin is currently featured on CNN's story about his life, which was produced by Sanjay Gupta and is the recipient of this year's Proxmire award for persons showing extraordinary leadership in the quest to improve the lives of those touched by Alzheimer's. Sandy is not a full time employee of WindowMirror.



Hunter Hammonds

UX

Hunter is a multi-disciplinary designer with a focus on data-driven products and qualitative user feedback. He has had the privilege to lead product teams that have shipped to millions of users and raised over $2 million in venture capital for his own startup. As an award-winning designer, his work has been used by millions, featured on the Today Show, App Store and the Play Store. Hunter led design for an app that was Top 100 in the App Store. Hunter is not a full time employee of WindowMirror.



Cedric Hurst

Dev Lead

Cedric has been writing code professionally since 1997. He is skilled in Java, Groovy, JavaScript, HTML, CSS, CQL, DRL, Cypher, CoffeeScript, Python, Ruby, C/C++, Bash, ColdFusion, C#, TCL, Scala, Clojure, Elasticsearch, Solr, Drools, Neo4J, Grails, and MongoDB. Cedric is CEO of Spantree Technology Group, a boutique consulting firm based in Chicago's West Loop. They provide expertise, architectural design, training, research, developer community engagement, legacy modernization and development services to innovative companies world-wide. Cedric is not a full time employee of WindowMirror.



Allie Curry

Mobile Lead

Allie is a lead Android developer for large-scale companies and is proficient in all stages of software development, from consultation to deployment to support. This is a passion that applies not only to Java but to many new ways to building. Skilled in a multitude of web goodies including (but not limited to): Grails, Backbone, Marionette, Nod[illegible] CoffeeScript, LessCSS, Cordove/PhoneGap, and others. Allie is not a full time employee of WindowMirror.



Kevin Greene

Software Engineer

Kevin is a senior software engineer, and the primary math nerd. After brief stints in physics and academic math, he realized the creation of things was just as important as the theory, and became a full time programmer. Possessing a hodgepodge of tools for any job, he particularly enjoys python, groovy, and pretty much every data store in existence. If you ever want to math out, Kevin would love to talk about cryptography, algebra, graph theory, or number theory. In his spare time, his preferences and hobbies tend to change with the moon, but generally board games, rpgs, and some form of creation lie at the heart of them all. Kevin is not a full time employee of WindowMirror.



Chris Nielsen

CSO

Chris has a background in Digital Strategy and Product Management with a degree from Loyola University Chicago. He is a champion of ubiquitous UX facilitated by conversational experiences and is constantly exploring innovative technologies that are transforming how people collaborate and create. In his free time, Chris enjoys being on the water or being in the mountains. Chris is not a full time employee of WindowMirror.



Ryan Phillips

CTO

Ryan is a Computer Software Engineer in Chicago with a degree from the University of Florida. His passion for mobile development started during a class project and quickly evolved to a career. Along with mobile, Ryan also develops voice applications for Alexa and Google Home and is an Certified AWS Solutions Architect. When he's not programming, Ryan spends his time playing music and doing improv. Ryan is not a full time employee of WindowMirror.



Brian LeBlanc

Board of Advisors

Alzheimer's Association Advisement / International Dementia Advocate at Various Dementia Non-Profits and works at International Dementia Advocate / Board Member at Dementia Alliance International and Dementia Advocate / KeynoteSpeaker / Board Member at Covenant Care. Brian is not a full time employee of WindowMirror.

Offering Summary

WindowMirror, Inc.

(an Illinois Corporation)

CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM

"WindowMirror Inc." (the "Company"), an Illinois Corporation, is offering up to Fifty Thousand (50,000) shares of its Preferred Seed Round Stock representing approximately Four Percent (4%) of its total outstanding equity, at a price of $2 per share for a total capital raise of $100,000.

WindowMirror™ is a mobile and technology platform and mobile product (Android and iOS) application being designed to support and assist anyone living with dementia and their caregivers (including institutions) as a daily organizer, memory aid, emergency resource, and virtual caregiving tool and resource. WindowMirror™ will integrate speech-to-text, facial recognition, augmented reality, and GPS software and algorithms into a singular application.

For the Primary User, the application's core function will be voice-command driven, talk-to-text features, where Primary Users can save time-stamped thoughts and memories, and for the family, caregivers and health professionals can gather, analyze and manage data regarding the Primary User's condition and progression and management. An important goal is to optimize states of flow for persons with cognitive impairments and provide a database or library of the legacy of thoughts and memories for loved ones. It is being designed specifically to be intuitive and adaptive to each Primary User's Alzheimer's or dementia progression. WindowMirror™ will help its Primary Users to capture memories, recognize loved ones, help the Primary User and his or her family or caregivers understand where they are and what you are doing, locate and communicate [illegible] caregivers, giving caregivers and family the ability to assist the Primary User in any way he or she needs, all in an engaging, easy to use, experience.

The United States and world-wide market for individuals, families, caregivers and healthcare professionals to utilize mobile technology to address the care for the elderly and peoples with cognitive disabilities is significant. The extensions of the application to various specialized and specialty needs such as PTSD and eldercare generally, are equally significant. The Company has worked hard over the last two (2) years in building its brand in the Alzheimer's and eldercare field. With its current team, and execution of its Business Plan, the Company believes it has an opportunity to be a significant influencer and player in this product/service category on a world-wide scale at an important time for the Alzheimer's and dementia movement.

A more extensive discussion of WindowMirror's business and growth strategy can be found in its Business Plan, which is attached as Appendix A to this Memorandum. You should consider carefully this Memorandum, the Business Plan and the other Appendices hereto before deciding to invest in the Seed Round Preferred Stock Shares.

The securities offered by this Memorandum are speculative and involve a high degree of risk. Consider carefully the "Risk Factors" of this Memorandum.

WindowMirror Inc.
5440 W. Berteau, Suite 1
Chicago, Illinois 60641
312-342-0372

THE SECURITIES OFFERED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND SUCH LAWS. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THESE SECURITIES WILL ALSO BE SUBJECT TO RESTRICTIONS ON TRANSFER CONTAINED IN THE COMPANY'S SHAREHOLDER AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS MEMORANDUM OR ANY OTHER COMMUNICATION RELATING TO THE OFFERING AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. EACH INVESTOR SHOULD CONSULT SUCH INVESTOR'S OWN COUNSEL, ACCOUNTANT OR OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND RELATED MATTERS CONCERNING THIS INVESTMENT.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION OR TO ANY PERSON IN WHICH OR TO WHOM SUCH AN OFFER OR SOLICITATION IS UNLAWFUL. ANY REPRODUCTION OF THIS MEMORANDUM IN WHOLE OR IN PART, OR THE DIVULGENCE OF ANY OF ITS CONTENTS WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY IS PROHIBITED. ANY PERSON ACTING CONTRARY TO THE FOREGOING RESTRICTIONS MAY PLACE HIMSELF AND THE COMPANY IN VIOLATION OF FEDERAL AND STATE SECURITIES LAWS.

NO OFFERING LITERATURE OR ADVERTISING OF ANY FORM MAY BE EMPLOYED IN THE OFFERING EXCEPT FOR THIS MEMORANDUM AND SUPPLEMENTAL MATERIALS, IF ANY, WHICH ARE EXPRESSLY AUTHORIZED BY THE COMPANY. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS MEMORANDUM AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE MATTERS DISCUSSED HEREIN SINCE THE DATE HEREOF.

THIS MEMORANDUM CONTAINS A SUMMARY OF THE COMPANY'S SHAREHOLDER AGREEMENT. SUCH SUMMARY DOES NOT KNOWINGLY MISSTATE OR OMIT ANY MATERIAL FACT. HOWEVER, SUCH SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE TEXT OF THE SHAREHOLDER AGREEMENT, WHICH WILL BE SENT TO PROSPECTIVE INVESTORS PRIOR TO THE CLOSING OF AN INVESTOR'S PURCHASE OF SEED ROUND PREFERRED STOCK SHARES.

EACH INVESTOR MAY REVIEW SUCH DOCUMENTS, RECEIVE ANSWERS TO SUCH QUESTIONS AND OBTAIN SUCH ADDITIONAL INFORMATION RELATING TO THE COMPANY, THE COMPANY'S INITIAL INVESTMENTS AND THIS OFFERING AS SUCH INVESTOR DEEMS NECESSARY TO VERIFY THE ACCURACY OF THE INFORMATION SET FORTH IN THIS MEMORANDUM. SEE "ADDITIONAL INFORMATION."

THE SECURITIES BEING OFFERED HEREBY ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT FOR NON-PUBLIC OFFERINGS. THE COMPANY WILL OFFER THE UNITS TO A LIMITED NUMBER OF INVESTORS AND WILL SELL UNITS TO ACCREDITED INVESTORS ONLY. SEE "PLAN OF DISTRIBUTION."

WINDORMIRROR INC.

Summary of TERMS

"WindowMirror Inc." (the "Company"), an Illinois Corporation, is offering up to Fifty Thousand (50,000) shares of its Preferred Seed Round Stock representing approximately Four Percent (4%) of its total outstanding equity, at a price of $2 per share for a total capital raise of $100,000. The Company is offering the stock only to certain qualified individuals and entities (each an "Investor" and collectively, the "Investors"). This section summarizes the principal terms with respect to the offering of stock (the "Offering"). The terms of the Offering and rights and preferences related to the Shares are reflected in the Company's Amended Articles of Incorporation (the "Articles"), subject to the Company Bylaws and the Shareholder Agreement which each Investor will be a party as a "shareholder" of the Company. Each Investor will receive a copy of the Shareholder Agreement prior to the closing of such Investor's purchase of the stock and such closing will be conditioned on the Investor's execution of the Shareholder Agreement, Subscription Agreement and Investor Qualification Questionnaire.

GENERAL TERMS OF THE OFFERING

This information below summarizes the principal terms proposed by WindowMirror Inc., an Illinois corporation (the "**Company**"), with respect to a private offering of its Seed Round – Preferred Stock.

Capitalization

Set forth below is the Company's projected fully diluted capitalization, as adjusted to reflect the sale of all shares of Seed Round preferred stock proposed to be offered in this financing:

Proposed Private Offering

The Company proposes a private offering of shares of Seed Round preferred stock to "accredited" and "non-accredited" investors on the following terms:

Number of Seed Round Shares Offered: Up to 50,000 shares.

Price Per Seed Round Share: Two Dollars ($2) per Share (the "Original Purchase Price"). The Original Purchase Price represents a post-money valuation of $3,00,000.

Total Amount of Offering: Up to $100,000, but not less than $10,000.

Conversion: The initial conversion rate shall be 1:1, subject to adjustment as provided below. The Seed Round shall be automatically converted into Common Stock (i) if the holders of at least a majority of the outstanding Seed Round consent to such conversion or (ii) upon the closing of additional equity investments of more than $3,000,000 (a "Qualified Financing").

Board of Directors: The size of the Company's Board of Directors shall be set at five (5) with a current composition of three (3) directors. The Board is currently being comprised of Sean Fahey, Chris Kerzich, and Joe Marcello as representatives of the Common Stock.

Conversion Price Adjustments: The conversion price of the Preferred Stock shall be subject to broad-based weighted average anti-dilution protection (with customary exceptions) to reduce dilution in the event that the Company issues additional equity securities at a purchase price less than the applicable conversion price.

Protective Provisions: Without waiving any other voting rights, the consent of holders of at least a majority of the Seed Round shall be required for any amendment to the Company's Articles of Incorporation which adversely affects the rights, preferences or privileges of the Seed Round.

Investor Rights: Upon the closing of an additional financing round pursuant to which the company grants customary investors rights, the holders of Seed Round shares shall be made parties to any investors rights agreement (or similar agreement providing for information, voting, registration, preemptive or similar rights); provided that, each Seed Round Holder must execute such agreement and be subject to the terms of such agreement in the same manner as other investors and such right shall terminate following the company's closing of additional equity investments of more than $3,000,000 (a "Qualified Financing")

Information Rights: The Company shall provide in a reasonable timeframe to provide each Investor with annual financial statements.

Right of First Refusal: Investors shall have the right in the event the Company proposes to offer equity securities to any person (other than securities issued to employees, officers and directors of the Company, securities issued pursuant to a merger or acquisition, securities issued in connection with an equipment leasing or debt financing, securities issued pursuant to a registration statement, or securities issued in connection with strategic transactions) to purchase their pro rata portion of such shares. Each Investor's pro rata portion shall be calculated by dividing the outstanding shares of Seed Round held by such investor by the total number of shares outstanding on a fully-diluted basis. Such right of first refusal will terminate upon a Qualified IPO or upon an acquisition, merger or consolidation of the Company and may be waived, modified or terminated on behalf of all Investors by a majority in interest of the Investors. Such right may be terminated, waived or modified in any manner by a majority of the Seed Round Preferred and shall terminate following a Qualified Financing.

Chat

Expenses: Each party shall pay their own fees and expenses.

The investment shall be made pursuant to a subscription agreement and other documentation reasonably acceptable to the Company and the Investors. The term sheet is not legally binding on any parties and is subject to the satisfactory completion of due diligence and the execution of mutually agreed upon definitive documents.

ADDITIONAL INFORMATION

WindowMirror will undertake to make available to each Investor, during the course of this Offering and prior to the sale, the opportunity to ask questions of, and receive answers from Window Mirror concerning the terms and conditions of this offering and to obtain any appropriate additional information necessary to verify the accuracy of the information contained in this Memorandum (and the Appendices hereto) or for any other purpose relevant to a prospective investment in the Seed Round Preferred Stock Shares offered hereby.

All communications or inquiries relating to these materials should be directed as follows:

WindowMirror Inc.
5440 W. Berteau, Suite 1
Chicago, Illinois 60641
312-342-0372

E-Mail: sfahey@windowmirror.org

Attn: Sean Fahey

Chat

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: WindowMirror is managed by its President/CEO Sean P. Fahey, who shall be the sole employee of the Company for the current calendar year. Pursuant to the Company's Bylaws, voting Shareholders are entitled to elect members of the Board of Directors (who currently is Sean Fahey, Joe Marcello and Christopher Kerzich). In addition, the Company currently has five (5) professionals on the Board of Advisors (see Business Plan) who provide guidance on Mr. Fahey's management of the Company. Sean Fahey, will have primary control over all development matters. Except for limited protective provisions in the Shareholder Agreement or as otherwise required by applicable law, the Seed Round Preferred Stock Shares that will be issued in the Offering will not have any voting rights, and therefore not participation in selection of Directors other than as set forth in the Summary of Terms herein. The members of the Board of Directors are authorized by the Bylaws of the Company with exclusive authority to direct the Officers of the Company, namely Sean Fahey, to manage the Company's day-to-day operations. Accordingly, holders of the Seed Round Preferred Stock Shares will have no right or power to take part in the management or control of the Company's day-to-day business, and will not have any right to remove or replace the members of the Board of Directors. Please see "Summary of Terms" for additional details. Sean Fahey serves as WindowMirror's Chief Executive Officer and upon closing of the Funding will receive a salary of $84,000/year. Consultants working on the team, advisors, and freelance developers are paid through the services agreement between the Company and each contracted employee. These expenditures are set forth in the Use of Proceeds statement. Expenditures are set forth in the Use of Proceeds statement. Travel and Entertainment are allocated at $36,000.00 and $11,000.00 respectively with immediate plans to attend the Healthcare City Incubator in Lisbon Portugal for simultaneous growth in the U.S. and E.U. markets. WindowMirror will pay Prometheus Capital LLC, 7% of total raise amount, with no interest, for support and services rendered. WindowMirror will pay Tom Canepa, lawyer, 6% of total raise amount, with no interest, for legal services rendered.

Chat

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Chat

Updates

Follow WindowMirror to get notified of future updates!

Comments (0 total)

Add a public comment...

Post

Chat

©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Chat

Investment opportunities posted and accessible through the site are of two types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. 2. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Chat